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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                         COMMISSION FILE NUMBER 33-63078



(CHECK ONE)       [ ] FORM 10-K           [ ] FORM 20-F           [X] FORM 11-K
                  [ ] FORM 10-Q           [ ] FORM N-SAR          [ ] FORM N-CSR

FOR THE FISCAL YEAR ENDED: DECEMBER 31, 2004 [ ] Transition Report on Form 10-K
[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-K For the Transition Period Ended: ________________________

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________

PART I:  REGISTRANT INFORMATION

                       EZCORP, INC. 401(K) PLAN AND TRUST
                              1901 CAPITAL PARKWAY
                               AUSTIN, TEXAS 78746



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PART II:  RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III:  NARRATIVE

The Form 11-K could not be filed within the prescribed time period due to unexpected delays in obtaining and compiling the information necessary to complete the financial statements and reconcile the Plan administrator and trustee's information prior to the deadline.


PART IV:  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Dan N. Tonissen            (512) 314-3400

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identify report(s). [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] YES [X] NO

                       EZCORP, INC. 401(K) PLAN AND TRUST
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 30, 2005            By:  /s/ Dan N. Tonissen
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                                     Dan N. Tonissen
                                     EZCORP, Inc. 401(k) Plan and Trust
                                     Administrative Committee